VAXCYTE, INC.

353 Hatch Drive

Foster City, California 94404

June 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Michael Fay

Al Pavot

RE:	Vaxcyte, Inc.

Registration Statement on Form S-1

File No. 333-238630

Acceleration Request

Requested Date:      Thursday, June 11, 2020

Requested Time:     4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Vaxcyte, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, June 11, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Robert W. Phillips and J. Carlton Fleming of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert W. Phillips of Cooley LLP, counsel to the Registrant, at (415) 693-2020, or J. Carlton Fleming at (650) 843-5865.

[Signature Page Follows]

Very truly yours,

VAXCYTE, INC.

By:	/s/ Jane Wright-Mitchell

Name:	Jane Wright-Mitchell
Title:	General Counsel

cc:	Grant E. Pickering, Vaxcyte, Inc.
Robert W. Phillips, Cooley LLP
Charles S. Kim, Cooley LLP
J. Carlton Fleming, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Miles P. Jennings, Latham & Watkins LLP

[Company Signature Page to Acceleration Request]